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                               Filed by F&M National Corporation pursuant to
                               Rule 425 under the Securities Act of 1933
                               Subject Company: Atlantic Financial Corp.
                               Commission File No.: 333-47602



                              F&M National Corp.
                          737 J. Clyde Morris Boulevard
                          Newport News, Virginia 23601


                                December 1, 2000


Dear Shareholders:

         On November 2, 2000 we mailed to all of our shareholders proxy materials for a special meeting scheduled for December 14, 2000 to consider and vote on the merger of Atlantic Financial with F&M National Corporation. It has come to our attention that there is an inaccuracy in the proxy statement and we wish to correct it.

         In several places it states that the Atlantic Financial Board unanimously recommends that shareholders vote for the merger. In other places the proxy statement indicates that the Atlantic Financial directors will vote their shares at the special meeting in favor of the merger. In fact, when the Atlantic Financial Board approved the merger, one director, J. Philip Bain, Jr., voted against it. Mr. Bain has since advised us that he does not plan to vote his shares in favor of the merger. This error in the proxy statement concerning Mr. Bain was inadvertent.

         Of Atlantic Financial's 14 directors, 13 are strongly in favor of the merger for the reasons outlined on pages 12 and 13 of the proxy statement and have committed to vote their shares for approval of the merger. One director, Mr. Bain, is opposed.

         If you have already voted your proxy and want to change your vote because of this error, please mark, sign, date and return the enclosed proxy promptly in the enclosed envelope. If you do not wish to change your vote, you do not need to do anything. As noted in the proxy statement, you can revoke your proxy at any time prior to the meeting by submitting a proxy bearing a later date or by writing to our Secretary or by attending the special meeting and voting in person.

         The shareholders' meeting will convene, as scheduled, at 7:00 p.m. on December 14, 2000. We understand that it is possible that a shareholder may not have time to change his vote before the meeting begins. To allow for that and to be as fair as possible, at the end of the shareholders' meeting on December 14, we will move to adjourn the meeting, as Virginia law permits, to December 28, 2000 at 7:00 p.m. at Atlantic Financial's principal offices at 737 J. Clyde Morris Boulevard in Newport News, Virginia. Assuming the adjournment is approved, all proxies that we receive before the shareholders' meeting reconvenes on December 28, 2000 will be counted.
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         We sincerely regret any inconvenience this inadvertent error may have caused. However, we do not believe this will postpone the effective date of the merger. Thank you for your continued support and we look forward to seeing you at the meeting.

                                     Very truly yours,


                                     /s/ William J. Farinholt
                                     William J. Farinholt
                                     President and Chief Executive Officer
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         You are urged to read the proxy statement/prospectus dated October 31,
2000 that was mailed to you as it contains important information about F&M, Atlantic Financial, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. We also urge you to read other documents that have been or will be filed with the SEC by F&M and Atlantic Financial. You can obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, the documents are available free of charge by requesting them from the companies at the addresses and telephone numbers provided below:

         Secretary                                        Secretary
 F&M National Corporation                          Atlantic Financial Corp.
      9 Court Square                            737 J. Clyde Morris Boulevard
      P. O. Box 2800                             Newport News, Virginia 23061
Winchester, Virginia 22604                          Phone: (757) 595-7020
   Phone: (540) 665-4200

         Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger and other transactions described in the proxy statement/prospectus or the F&M common stock to be issued in connection with the merger, or determined if the proxy statement/prospectus or this supplement is accurate or adequate. Any representation to the contrary is a criminal offense.

         This supplement to the proxy statement/prospectus is dated December 1, 2000 and is first being mailed to shareholders on December 1, 2000.